Mail Stop 3561

February 28, 2006

BY U.S. Mail and Facsimile [(313) 667-2371]

Mr. Peter R. Bible
  Chief Accounting Officer
GENERAL MOTORS CORPORATION
300 Renaissance Center
Detroit, Michigan 48265-3000

>   **Re: General Motors Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2004**
>   **File No. 1-143**

Dear Mr. Bible:

        We have completed our review of your Form 10-K and have no further comments at this
time.

> Sincerely,

> David R. Humphrey
> Accounting Branch Chief